

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Lee Rauch
Chief Executive Officer
Miragen Therapeutics, Inc.
6200 Lookout Road
Boulder, CO 80301

   Re: Miragen Therapeutics, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed November 20, 2020
     File No. 001-36483

Dear Ms. Rauch:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Ryan Murr, Esq.